October 3, 2019

VIA EDGAR

Division of Corporation Finance

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Josh Lobert

Re:	Alpine Income Property Trust, Inc.

Draft Registration Statement on Form S-11

Submitted August 27, 2019

CIK No. 0001786117

Ladies and Gentlemen:

Set forth below are the responses of Alpine Income Property Trust, Inc., a Maryland corporation (the “Company”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 23, 2019, with respect to the Company’s draft registration statement on Form S-11, confidentially submitted to the Commission on August 27, 2019 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting Amendment No. 1 to the Draft Registration Statement (the “Amended Draft Registration Statement”) via EDGAR. For your convenience, we will hand-deliver three full copies of the Amended Draft Registration Statement, as well as three copies of the Amended Draft Registration Statement marked to show all changes made since the initial submission of the Draft Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Amended Draft Registration Statement (the “Preliminary Prospectus”).

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: At this time, the Company has not presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act, and the Company has not authorized anyone to do so on its behalf. The Company undertakes to provide supplementally to the Staff any such written communications that it determines to present, or authorizes a person to present on the Company’s behalf, to potential investors in connection with the offering in reliance on Section 5(d) of the Securities Act.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London New York Richmond Riyadh San Francisco Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

October 3, 2019 Page 2

2.

Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review of such artwork.

RESPONSE: The Company advises the Staff that the Company’s logo on the front and back cover pages of the Preliminary Prospectus and the graphics that were previously included in the initial submission of the Draft Registration Statement are the only graphics the Company has included in the Preliminary Prospectus to date. The Company undertakes to provide supplementally to the Staff any additional graphics, maps, photographs and related captions or other artwork, prior to including them in any preliminary prospectus distributed to any prospective investors.

Cover Page

3.

We note your disclosure that you intend to be taxed as a REIT for federal income tax purposes beginning with the taxable year ended December 31, 2019. Please update this disclosure to clarify if you meet the requirements and whether you qualify as a REIT.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Preliminary Prospectus.

Summary, page 1

4.

We note your statement that your properties are primarily triple net leased. Please revise to clarify what percentage of your portfolio is triple net leased. In addition, please revise your disclosure in an appropriate section to more specifically describe how you will consistently monitor the creditworthiness of your tenants.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 7, 77, 96 and 101 of the Preliminary Prospectus.

5.

We note your disclosure on page 9 that you intend to use proceeds from this offering to pay the cash purchase price of 15 properties contributed by CTO as well as issue OP units in exchange for four additional properties to be contributed. We further note your disclosure on page 39 that you did not obtain third party appraisals for these properties. Please revise to specifically describe how you determined the fair value of each of these properties. In addition, please revise to specifically describe the criteria management used to determine the 19 properties to be contributed to you as CTO appears to continue to hold similar properties.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 11-12 and 145 of the Preliminary Prospectus.

October 3, 2019 Page 3

6.

We note that you will pay management fees, including a base management fee and an incentive management fee, to your external manager. Please revise to provide an estimate of these management fees for the first year based on the offering amount to be raised.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 14-15 and 133 of the Preliminary Prospectus to provide an estimate of the base management fee the Company expects to pay to its external manager for the first full year of operations based on the amount of net proceeds anticipated to be raised in the offering and the concurrent private placement to Consolidated-Tomoka Land Co. (“CTO”). The incentive fee is based, in part, on total stockholder return for future measurement periods. The Company is unable to predict with any certainty what its total stockholder return will be for any future measurement period. Accordingly, the Company is unable to provide an estimate of the incentive fee payable to its external manager.

7.

We note your disclosure that “[o]nly three of our initial portfolios 15 tenants contributed more than 6% of our initial portfolios annualized base rent as of June 30, 2019.” Please revise to balance your disclosure with a discussion that your largest tenant contributed 26% of your annualized base rent and your second largest tenant contributed 19% of your annualized base rent.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 6-7 and 100 of the Preliminary Prospectus.

8.

We note your disclosure regarding your intended strategic targets for your portfolio. Please revise to balance this disclosure in your summary with a description of your current portfolio metrics as compared to your intended targets.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 100 of the Preliminary Prospectus.

Growth Pipeline, page 5

9.

Please tell us whether it is probable that you will acquire any of the properties identified in either your Third-Party Pipeline or Pipeline from CTO. Provide us with a discussion of the status of any pending acquisitions in your response.

RESPONSE: The Company advises the Staff that, at this time, it is not probable that it will acquire any of the properties identified in the third-party pipeline or the pipeline from CTO. Accordingly, the Company has revised the disclosure on pages 5-6 and 99 of the Preliminary Prospectus to remove any reference to its “growth pipeline,” its “third-party pipeline” and its “pipeline from CTO” and to provide other information with respect to potential acquisitions under evaluation.

10.

We note your disclosure on page 5 that “CTO is currently reviewing acquisition opportunities of single-tenant, net leased properties from third-parties . . . .” Please describe your criteria for determining when you include a property in your pipeline or properties under evaluation, explain how you have identified such properties, clarify whether you have any relationship with the sellers, including whether or not there is some type of contractual obligation, such as a right of first offer, and discuss the impact of timing and due diligence.

RESPONSE: The Company advises the Staff that the third-party acquisition opportunities that it considers to be under evaluation or in its pipeline include properties for which the Company has completed

October 3, 2019 Page 4

an initial underwriting analysis, properties for which the Company has submitted an initial acquisition bid, properties that the Company has notified CTO that it intends to purchase pursuant to the exercise of its right of first offer following receipt of notice from CTO that CTO intends to offer any such property for sale and properties for which it has executed a non-binding letter of intent that memorializes the primary purchase terms for the acquisition. The Company identifies acquisition opportunities through relationships that the Company’s senior management team has within the tenant, developer and brokerage communities. With the exception of CTO and the contractual arrangements expected to be in place at the closing of the offering, the Company does not have any other arrangements, contractual or otherwise, with sellers of pipeline properties.

Distribution Policy, page 66

11.	Please confirm for us that your calculation of estimated cash available for distribution will include an adjustment for straight-line rent as well as any other non-cash revenue or expense items.

RESPONSE: The Company confirms for the Staff that its calculation of estimated cash available for distribution will include an adjustment for straight-line rent. This adjustment, as well as other adjustments for non-cash revenue items, will be reflected in the line item “Less: net effect of non-cash rental revenue” on page 70 of the Preliminary Prospectus.

12.

Please tell us what the recurring capital expenditures have been for the initial portfolio for the past three years. To the extent there have been significant recurring capital expenditures during this period, explain to us why you do not believe an estimate for such amounts should be included in your calculation of cash available for distribution.

RESPONSE: The Company advises the Staff that the Company’s accounting predecessor has had no recurring capital expenditures for the properties in the initial portfolio over the past three years, and it expects recurring capital expenditures for the properties in the initial portfolio to be insignificant for the 12-month period ending June 30, 2019. Accordingly, the Company’s calculation of estimated cash available for distribution on page 70 of the Preliminary Prospectus has been revised to remove the estimate of recurring capital expenditures and the related footnote to that line item.

Dilution, page 71

13.

We note your tabular disclosure regarding continuing investors and net investors. Please explain to us how you determined the amounts to be included in the table and how the table reflects the public contribution and the effective cash contribution of affiliated persons. As part of your response, please tell us how you considered the value of the properties to be purchased from CTO with offering proceeds.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 72-73 of the Preliminary Prospectus. In addition, the Company advises the Staff that the effective cash contribution of CTO for the OP units to be issued in the formation transactions will equal the pro forma net tangible book value of the assets being contributed to our Operating Partnership in the formation transactions in exchange for those OP units.

October 3, 2019 Page 5

Exclusive Forum, page 167

14.

We note that your forum selection provision identifies a state court located within the State of Maryland (or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

RESPONSE: The Company advises the Staff that the exclusive forum provision in the Company’s bylaws does not apply to actions arising under the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company has revised the disclosure on page 176 of the Preliminary Prospectus to state this clearly. In addition, the Company’s bylaws, the form of which will be included as an exhibit to the publicly filed registration statement, will state clearly that the exclusive forum provision does not apply to actions arising under the Securities Act or the Exchange Act.

Formation Transactions, page F-2

15.

Please tell us, and expand your disclosure to discuss, how you intend to account for your formation transactions. Your response and revised disclosure should include a discussion of which entity has been identified as the acquirer in the transaction and the basis for your conclusion.

RESPONSE: The Company advises the Staff that it intends to account for the formation transactions as an asset acquisition because there was no substantive process acquired in any of the acquisitions and substantially all of the fair value of the individual acquisitions is concentrated in a single identifiable asset or group of similar identifiable assets. Additionally, the Company has revised the disclosure on page F-2 of the Preliminary Prospectus with regards to the formation transactions.

Business Combination versus Asset Acquisition:

For a transaction to meet the definition of a business combination, the acquired set of assets and activities must meet the definition of a business in ASC 805-10. Under the clarified definition of a business, entities use the screen as described in ASC 805-10-55-5A through 55-5C, to determine whether an acquired set is not a business. In accordance with ASC 805-10-55-5A, if “substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not a business.” If such a concentration is not found, the screen is not met and entities must then apply the frame work in ASC 805-10-55-5D or 55-5E, as appropriate, to determine whether the set is a business.

October 3, 2019 Page 6

The Screen Criteria:

Single or Similar Asset Threshold

805-10-55-5A: If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not considered a business. Gross assets acquired should exclude cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities. However, the gross assets acquired should include any consideration transferred (plus the fair value of any noncontrolling interest and previously held interest, if any) in excess of the fair value of net identifiable assets acquired.

Single Identifiable Asset

805-10-55-5B: A single identifiable asset includes any individual asset or group of assets that could be recognized and measured as a single identifiable asset in a business combination. However, for purposes of this evaluation, the following should be considered a single asset:

a.

A tangible asset that is attached to and cannot be physically removed and used separately from another tangible asset (or an intangible asset representing the right to use a tangible asset) without incurring significant cost or significant diminution in utility or fair value to either asset (for example, land and building)

b.	In-place lease intangibles, including favorable and unfavorable intangible assets or liabilities, and the related leased assets.

Single Identifiable Asset Analysis:

For each property, the assets acquired include the land, buildings, and in-place lease intangibles. There are no other assets or liabilities acquired. Accordingly, each property is considered a single identifiable asset in accordance with ASC 805-10-55-5B.

Similar Assets

805-10-55-5C: A group of similar assets includes multiple assets identified in accordance with paragraph 805-10-55-5B. When evaluating whether assets are similar, an entity should consider the nature of each single identifiable asset and the risks associated with managing and creating outputs from the assets (that is, the risk characteristics). However, the following should not be considered similar assets:

a.	A tangible asset and an intangible asset

b.	Identifiable intangible assets in different major intangible asset classes (for example, customer related intangibles, trademarks, and in-process research and development)

c.	A financial asset and a nonfinancial asset

d.	Different major classes of financial assets (for example, accounts receivable and marketable securities)

e.	Different major classes of tangible assets (for example, inventory, manufacturing equipment and automobiles)

f.	Identifiable assets within the same major asset class that have significantly different risk characteristics

October 3, 2019 Page 7

The Screen Analysis:

With regards to the Company’s analysis of whether the initial portfolio of 20 single-tenant net lease properties (the “Initial Portfolio”) being acquired by the Company meets the screen, the Company believes that the fair value of the assets being acquired are concentrated in a group of similar and identifiable assets in accordance with the first screen criteria. The Company includes in its analysis the consideration that the nature of the assets being acquired, for each property, which includes the tangible real estate property (e.g. the land, buildings, and improvements) and the intangible assets or liabilities related to the in-place leases and other related leased assets are similar. The Company’s consideration of the similarity of the nature of the assets includes the following:

•	Each property is a stand-alone commercial property with a single-tenant leasing the property pursuant to a long-term lease agreement.

•

From the perspective of real estate sectors, even though the property may be leased to various retailers or corporations, each of these properties is categorized as a net lease commercial real estate asset, in contrast to properties that are used for industrial use, apartments, healthcare/senior housing, storage, or shopping centers/malls.

•

Investment criteria includes a standardized review of multiple financial return metrics as well as real estate fundamentals in the underwriting related to the potential acquisition of all commercial properties. Such investment criteria is the same for each of the assets within the Initial Portfolio.

•	Each tenant is a nationally or regionally recognized company with sufficient credit worthiness to satisfy investment criteria.

•	The properties are situated in similar geographical areas.

•	The methodology used to evaluate the acquisition of any one of the properties, on an individual basis, is effectively identical.

The Company advises the Staff that it can state definitively that the screen criteria in 805-10-55-5C, items a through e are not applicable to the acquisition of the Initial Portfolio so those elements do not adversely impact the Company’s analysis. With respect to item f of the screen criteria in 805-10-55-5C, the Company considered the following in reaching a determination about the similarity of risk characteristics in the acquisition of the Initial Portfolio:

•

100% of the Initial Portfolio is leased to single-tenants that occupy the properties for commercial purposes - which subjects these assets to similar risks associated with, amongst other factors: (i) non-payment of rent; (ii) failure of the single-tenant’s business; and (ii) the tenant’s non-renewal of a lease requiring the Company to obtain a new tenant. There is no differentiation in the risk associated with the management of the properties or creation of outputs from the Company’s standpoint.

•

100% of the Initial Portfolio is 100% occupied under long duration leases - which subjects the rent payments the Company will receive to risks associated with, amongst other elements, (i) macro-economic risks, (ii) the risks associated with long-term payment arrangements, including but not limited to interest rate risk; and (iii) the cyclical risk associated with real estate investments.

October 3, 2019 Page 8

•

While the Initial Portfolio is comprised of 20 properties that are located in 15 different cities/markets and in 10 states the overarching risks associated with the occupancy of the property by a single-tenant, as noted in the first bullet above, is most relevant but the Company also notes that the substantial majority of these properties (approximately 82%) are located in metropolitan statistical areas (or MSAs) with populations greater than one million and the overall demographics surrounding these properties subject them to market risks that are very similar.

•

The Company’s asset management processes and procedures for each of the 20 properties in the Initial Portfolio are virtually the same and are not altered materially by the location of the property or the tenant occupying the property.

The Company also notes that, as part of the acquisition of the Initial Portfolio, no financial assets or liabilities are being acquired.

In part based on the above points, the Company believes that the primary risk characteristics for each property in the Initial Portfolio are, in fact, similar in nature. The Company notes in the Preliminary Prospectus that there are many diverse aspects of the Initial Portfolio that the Company believes reflect favorably on the quality of these properties from an investment perspective. The Company does not believe, however, that the elements of diversity are sufficiently significant individually as to alter the similarity of risk characteristics in this group of assets particularly as these characteristics of diversity do not impact or change the way the individual properties within the Initial Portfolio are managed.

To further this point, the codification has clarified that the risks to be evaluated should be linked to the risks associated with the management of the assets and creation of outputs because this assessment may be instructive on whether an integrated set of assets and activities has been acquired. That is, when the risks associated with managing and creating outputs from the assets are significantly different, the set would need more sophisticated processes to manage and create outputs. This clarification further supports the Company’s conclusion that the screen criteria in 805-10-55-5C item f is not applicable, as the significant risks associated with managing and creating outputs are not significantly different, predominantly because the leases are all single-tenant, commercial, long-term leases. The type of retailer or corporation the property is leased to have no impact on the risk associated with managing and creating outputs. As noted above, the properties are in geographically similar locations and the type of retailer or office tenant is not impactful to our business as they are all commercial properties with a single tenant that do not represent different risk profiles as opposed to properties such as industrial use, apartments, healthcare/senior housing, storage, or shopping centers/malls. Each tenant is a nationally or regionally recognized company with sufficient credit worthiness to satisfy investment criteria. As the fair value of the gross assets acquired is in a group of similarly identifiable assets, the set is not a business, and the group of assets is deemed an asset acquisition and will be accounted for in accordance with the “Acquisition of Assets Rather Than a Business” subsections of ASC 805-50.

Applying the Framework in ASC

As noted above, the Company believes that the acquired set meets the requirements of the screen in ASC 805-10-55-5A. However, if one were to conclude that the acquired set did not meet the requirements of the screen in ASC 805-10-55-5A, the Company does not believe the acquired set would constitute a business.

October 3, 2019 Page 9

Under the framework for sets that have a continuation of outputs in ASC 805-10-55-5E, a set is a business if it includes both an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired set in this transaction includes inputs in the form of the properties and in-place leases. However, the set does not include a substantive process. A substantive process is acquired if the set includes an acquired contract that provides access to an organized workforce that has the necessary skills, knowledge, or experience to perform an acquired process that when applied to an acquired input is critical to the ability to continue producing outputs. In the context of this transaction, the acquired process is leasing and property management activities. While the Company will have entered into a contract for management services with a subsidiary of CTO, that contract will not have been acquired in connection with, and is instead a new contract to be entered into simultaneously with, the completion of the formation transactions. Furthermore, the Company believes the contract terms and conditions are commensurate with those commercially available from other property management companies in similar transactions.

Accordingly, the Company believes the transaction would be considered an asset acquisition even if the acquired set did not meet the requirements of the screen in 805-10-55-5A.

Identifying the Acquirer in a Business Combination:

In connection with the Company’s determination that the Initial Portfolio qualifies as an asset acquisition of a group of similar assets, the identification of the acquirer is not applicable.

Unaudited Pro Forma Consolidated Financial Statements

Note [B], page F-5

16.

Please expand your footnote disclosure to include disaggregated information about all adjustments made to reflect your formation transactions. Your revised disclosure should include a discussion of how each adjustment is determined.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page F-5 of the Preliminary Prospectus.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (212) 237-0196.

Sincerely,

/s/ David S. Freed

David S. Freed

cc:	John P. Albright

Mark E. Patten

Daniel E. Smith

Alpine Income Property Trust, Inc.

David C. Wright

James V. Davidson

Hunton Andrews Kurth LLP